

By Electronic Mail

February 14, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vocodia Holdings Corp
Issuer CIK: 0001880431
Issuer File Number: 333-269489
Form Type: S-1
Filing Date: February 14, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 27, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Common Stock, par value $0.0001 per share
- Series A Warrant, exercisable to purchase one share of Common Stock
- Series B Warrant, exercisable to purchase one share of Common Stock

If there are any questions, please reach out to me directly. Your assistance is greatly appreciated.

Sincerely,

Kyle Murray
VP, Legal Head of Global Listings
Cboe Global Markets | 8050 Marshall Drive, Suite 120 | Lenexa, KS 66214
kmurray@cboe.com | (913) 706-0420